UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Initial Filing)*

OCCAM NETWORKS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67457P309

(CUSIP Number)

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67457P309
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Calix, Inc. (I.R.S. Identification No. 68-0438710)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 5,681,839 **
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,681,839**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.9%
14.	Type of Reporting Person (See Instructions) CO

**	Beneficial ownership of 5,681,839 shares of Common Stock (defined below) referred to herein is being reported hereunder because Calix, Inc. may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Support Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Calix, Inc. that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

The statement relates to the common stock, $0.001 par value (the “Common Stock”), of Occam Networks, Inc., a Delaware corporation (“Issuer”). The principal executive office of the Issuer is located at 6868 Cortona Drive, Santa Barbara, California 93117.

Item 2.	Identity and Background

(a) – (c)

This statement is filed by Calix, Inc., a Delaware corporation (the “Reporting Person”). The principal business of the Reporting Person is to provide broadband communications access systems and software for copper- and fiber- based network architectures that enable communications service providers to connect to their residential and business subscribers. The address of the principal business and principal office of the Reporting Person is 1035 North McDowell Boulevard, Petaluma, California 94954. The executive officers and directors of the Reporting Person as of September 16, 2010 (collectively, the “Related Persons”) are set forth on Schedule A attached hereto, containing the following information with respect to each such person: (i) name; (ii) residence or business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted.

(d) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Related Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Related Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Related Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in response to Items 4 and 5, the shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and thus, no funds or other consideration were used.

Item 4.	Purpose of Transaction

(a) – (b)

Robert L. Howard-Anderson, Jeanne Seeley, Mark Rumer, David C. Mason, Russell J. Sharer, Greg Dion, Steven M. Krausz, Robert B. Abbott, Robert E. Bylin, Thomas E. Pardun, A.J. “Bert” Moyer, Brian Strom, US Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, L.P., USVP Entrepreneur VII-B, L.P., 2180 Associates Fund VII, L.P. and Norwest Venture Partners VIII, LP and NVP Entrepreneurs Fund VIII, LP (each, a “Stockholder” and, collectively, the “Stockholders”), the Reporting Person, Ocean Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person (“Merger Sub”) and Ocean Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Reporting Person (“Second Merger Sub”) are parties to a Support Agreement, dated as of September 16, 2010 (the “Support Agreement”), with respect to 5,681,839 shares of Common Stock (collectively, the “Subject Shares”) held of record by the Stockholders. The Support Agreement was entered into as a condition to the willingness of each of the Reporting Person, Merger Sub and Second Merger Sub to enter into an Agreement and Plan of Merger and Reorganization, dated as of September 16,

2010 (the “Merger Agreement”), by and among the Reporting Person, Merger Sub, Second Merger Sub and the Issuer. Pursuant to, and subject to the terms and condition contained in, the Merger Agreement, Merger Sub will merge with and into the Issuer (the “First Merger”), immediately following which the Issuer will merge with and into Second Merger Sub (the “Second Merger,” and together with the First Merger, the “Transaction”) and Second Merger Sub will continue as the surviving company (the “Surviving Company”) as a wholly-owned subsidiary of the Reporting Person. The Merger is subject to a number of conditions, and there is no certainty that the Transaction will be consummated.

Pursuant to the Support Agreement, at any meeting of the stockholders of the Issuer called to seek stockholder adoption of the Merger Agreement or in any written action by consent of the stockholders of the Issuer sought with respect to the adoption of the Merger Agreement (“Stockholder Approval”), each Stockholder agreed to, including by executing a written consent solicitation, vote (or cause to be voted) the Subject Shares in favor of granting the Stockholder Approval, and against any competing transaction involving the transfer of more than 15% of any class of voting securities or assets of the Issuer, any dissolution or liquidation of the Issuer and any amendment to the Issuer’s certificate of incorporation of bylaws that is intended to or could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Transaction.

The Stockholders have granted an irrevocable proxy to the Reporting Person to vote their Subject Shares or grant a written consent or approval in respect of the Subject Shares in accordance with the immediately preceding paragraph.

The Stockholders also agreed not to directly or indirectly (i) sell, pledge, encumber, grant an option with respect to, transfer or dispose of (collectively, “Transfer”), or enter into any agreement or commitment contemplating a possible Transfer of, any of such Stockholder’s Subject Shares to any person, or (ii) reduce such Stockholders’ beneficial ownership of, interest in or risk relating to such Subject Shares, except in each case for specified permitted transfers following which the transferee shall be bound by all of the terms of the Support Agreement. The number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Support Agreement.

The Support Agreement will terminate upon the earlier to occur of (i) the effective time of the First Merger (the “Effective Time”), and (ii) the date upon which the Merger Agreement is validly terminated in accordance with its terms (the “Expiration Date”).

The descriptions of the Merger Agreement and the Support Agreement contained herein are qualified in their entirety by reference to such agreements, which are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

(c) Not applicable.

(d) Pursuant to the Merger Agreement, at the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Issuer as the surviving corporation of the First Merger, and shall hold office until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Issuer and until the Second Merger becomes effective. Pursuant to the Merger Agreement, at the Effective Time, the officers of the Issuer immediately prior to the Effective Time will continue to be the officers of the Issuer as the surviving corporation of the First Merger, until the effective time of the Second Merger. Pursuant to the Merger Agreement, at the effective time of the Second Merger, the Surviving Company will cease to have a board of directors, and the Surviving Company will be a limited liability company managed by the Reporting Company as its sole member. Pursuant to the Merger Agreement, at the effective time of the Second Merger, the officers of Second Merger Sub immediately prior to the at the effective time of the Second Merger shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified in accordance with the organizational documents of the Surviving Company. The existing officers of Second Merger Sub are Carl Russo, President and Chief Executive Officer, Kelyn Brannon, Chief Financial Officer and Treasurer, and Denis Quinlan, Secretary.

(e) Not applicable.

(f) Not applicable.

(g) Pursuant to the Merger Agreement, at the Effective Time, the certificate of incorporation of the Issuer as the surviving corporation of the First Merger shall be amended and restated to read in its entirety as the certificate of incorporation of First Merger Sub, except that the name of the Issuer shall not be amended and, as so amended and restated, shall be the certificate of incorporation of the Issuer. Pursuant to the Merger Agreement, at the Effective Time, the bylaws of the Issuer shall be amended and restated in its entirety to read as the bylaws of First Merger Sub, except that the name of the Issuer shall not be amended and, as so amended and restated, shall be the bylaws of the Issuer. At the effective time of the Second Merger, the certificate of formation of the Surviving Company shall be the certificate of formation of Second Merger Sub, except that the name of the Surviving Company shall be amended to be Occam Networks, LLC.

(h) and (i)

The Common Stock is traded on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “OCNW.” The Common Stock will be de-registered pursuant to Section 12(g)(4) of the Exchange Act, and the trading of the Common Stock will cease on the NASDAQ, in each case at the Effective Time.

(j) Not applicable.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

As described in Item 4 above (which information is incorporated in response to this item), the Stockholders have granted an irrevocable proxy to the Reporting Person pursuant to the Support Agreement. As a result of such grant, the Reporting Person may be deemed to be the beneficial owner of the Subject Shares for purposes of Rule 13d-3 under the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Subject Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The Subject Shares constitute approximately 26.9% of the issued and outstanding shares of Common Stock as of September 14, 2010, based on the Issuer’s representation in the Merger Agreement that there were 21,157,082 shares of Common Stock issued and outstanding as of September 14, 2010.

(c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Related Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 above and the agreements incorporated herein by reference and set forth as exhibits hereto (all of which are incorporated by reference in this Item 6), neither the Reporting Person nor, to the knowledge of the Reporting Person, any Related Person is party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit 1:	Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Occam Networks, Inc., Ocean Sub I, Inc., Ocean Sub II, LLC and Calix, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on September 16, 2010).

Exhibit 2:	Support Agreement, dated as of September, 2010, by and among Calix, Inc., Ocean Sub I, Inc., Ocean Sub II, LLC, Robert L. Howard-Anderson, Jeanne Seeley, Mark Rumer, David C. Mason, Russell J. Sharer, Greg Dion, Steven M. Krausz, Robert B. Abbott, Robert E. Bylin, Thomas E. Pardun, Albert Moyer, Brian Strom, US Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, L.P., USVP Entrepreneur VII-B, L.P., 2180 Associates Fund VII, L.P. and Norwest Venture Partners VIII, LP and NVP Entrepreneurs Fund VIII, LP. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on September 16, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 23, 2010	Calix, Inc.

/s/ Kelyn Brannon
Kelyn Brannon
Executive Vice President and Chief Financial Officer

Schedule A

Name, business address and present principal occupation or

employment of the directors and executive officers of

Calix, Inc.

Directors

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
Carl Russo	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	President and Chief Executive Officer Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Michael Ashby	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	Retired Chief Financial Officer Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Michael Everett	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	Retired Vice President of Finance Cisco Systems, Inc. c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Robert Finzi	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	Co-Managing Partner Sprout Group c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Michael Flynn	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	Retired Group President Alltel Corporation c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Adam Grosser	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	General Partner Foundation Capital c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Don Listwin	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	Chairman Canary Foundation c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Michael Marks	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	Founding Partner Riverwood Capital c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Executive Officers

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
Carl Russo	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	President and Chief Executive Officer Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Tony Banta	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	Senior Vice President of Manufacturing Operations Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Kelyn Brannon	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	Executive Vice President and Chief Financial Officer Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

John Colvin	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	Vice President of North American Field Operations Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Kevin Pope	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	Senior Vice President of Product Development Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954

Roger Weingarth	c/o Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954	Executive Vice President and Chief Financial Officer Calix, Inc. 1035 North McDowell Boulevard Petaluma, California 94954